UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                  Under the Securities Exchange Act of 1934
                               (Amendment No. 0)


                               HUGHES SUPPLY INC
                               (Name of Issuer)


                                    Common
                        (Title of Class of Securities)


                                   444482103
                                 (CUSIP Number)
























1)	Name of Reporting Person		        National Rural Electric
                                                        Cooperative Association

        S.S. or I.R.S. Identification			No. 53-0116145
        of Above Person

2)	Check the Appropriate Box       	        N/A
    	if a Member of a Group

3)  	SEC Use Only

4)  	Citizenship or Place of			        Arlington, VA
	    Organization

        Number of Shares
	Beneficially Owned by Each
	Reporting Person With

5)      Sole Voting Power	  634,175

6)      Shared Voting Power          0

7)      Sole Dispositive Power    634,175

8)      Shared Dispositive Power     0


9)  	Aggregate Amount Bene-		     	634,175
    	ficially Owned by Each
        Reporting Person

10)     Check Box if the Aggregate  		N/A
     	Amount in Row (9) Excludes
	Certain Shares

11)  	Percent of Class Represented		2.7%
     	by Amount in Row 9

12)  	Type of Person Reporting    		EP






Item 1 (a)	Name of Issuer

          		HUGHES SUPPLY INC

       (b)	Address of Issuer's Principal Executive Offices

          		Hughes Supply Inc
                        20 North Orange Ave
                        Orlando, FL 32801

Item 2 (a)	Name of Person Filing

          		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

          		4301 Wilson Blvd.
		        Arlington, VA 22203

       (c)	Citizenship

                        Commonwealth of Virginia - National Rural Electric
                                                   Cooperative Association

       (d) 	Title of Class of Securities

          		Common

       (e)	CUSIP Number

          		444482103

Item 3	The person filing this statement pursuant to Rule 13d-1(b)
	      or 13d-2(b) is:

       (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)


Item 4	Ownership

       (a)   Amount Beneficially Owned				      634,175
       (b)   Percent of Class						2.7%
       (c)   Number of Shares as to which
		          Such Person Has:

		       (i)   sole power to vote or to direct the vote	      634,175
		      (ii)   shared power to vote or to direct the vote          0
		     (iii)   sole power to dispose or to direct the
			            disposition of                            634,175
		      (iv)   shared power to dispose or to direct the
			            disposition of				 0

Item 5		Ownership of Five Percent or Less of a Class

		        Not Applicable

Item 6 	        Ownership of More than Five Percent on Behalf of Another Person

     			Not Applicable

Item 7 	        Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on By the
                Parent Holding Company

     			Not Applicable

Item 8		Identification and Classification of Members of the Group

     			Not Applicable

Item 9		Notice of Dissolution of Group

     			Not Applicable



Item 10		Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 February 12, 2004
					       Date

					 Peter R. Morris
                                            Signature

          Peter R. Morris, Vice President and Chief Investment Officer
					  Name and Title